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                                                                      Exhibit 1

                  [Wesley Jessen VisionCare, Inc. letterhead]


                                                                 April 10, 2000

To Fellow Shareholders:

   On April 3, 2000, Bausch & Lomb Incorporated, through its wholly owned subsidiary, Dylan Acquisition Inc., commenced an unsolicited tender offer for all outstanding shares of common stock of Wesley Jessen VisionCare, Inc. at $34 per share in cash.

   AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT BAUSCH & LOMB'S OFFER IS INADEQUATE, IS NOT IN THE BEST INTERESTS OF WESLEY JESSEN AND ITS SHAREHOLDERS AND DOES NOT ADEQUATELY REFLECT THE VALUE OR PROSPECTS OF WESLEY JESSEN. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT BAUSCH & LOMB'S OFFER AND NOT TENDER ANY OF YOUR SHARES TO BAUSCH & LOMB.

   In recommending that shareholders reject Bausch & Lomb's offer, your Board has taken into account a variety of factors, including:


  . the Board's and your management's views that the Bausch & Lomb offer is inadequate and does not reflect the future earnings, financial condition and prospects of Wesley Jessen and that the Bausch & Lomb offer is an attempt by Bausch & Lomb to usurp for itself the future growth in revenues, net income, cash flow and stock price appreciation that is only beginning to result from Wesley Jessen's recent initiatives aimed at making Wesley Jessen the premier global contact lens company. In this regard, the Board noted, among others, the following completed and pending initiatives: (i) the announced strategic merger with Ocular Sciences, Inc., (ii) the announced strategic alliance with the U.S. Consumer Products Division of Alcon Laboratories, (iii) the launch of a new line of soft lenses designed to enhance sports performance, (iv) the introduction of new lines of disposable bifocal lenses and frequent-replacement toric color blend lenses and (v) the recent acquisitions of three additional lens companies outside the United States and other potential strategic initiatives.

  . the record revenues and strong revenue growth achieved by Wesley Jessen in the first quarter of 2000 which Wesley Jessen expects to result in diluted earnings per share of $0.43 to $0.44.

  . the advice of Bear, Sterns & Co. Inc., Wesley Jessen's financial advisor, that Bausch & Lomb's offer price is inadequate from a financial point of view to Wesley Jessen shareholders (other than Bausch & Lomb and its affiliates).

  . the advice of Bear, Stearns & Co. Inc., that, based on the $30 million in synergies that Bausch & Lomb has projected and the analysts' consensus earnings estimates for Wesley Jessen and Bausch & Lomb, Bausch & Lomb could pay in excess of $42 per share without diluting Bausch & Lomb's 2001 and 2002 earnings per share.


  . the disclosure in Bausch & Lomb's Offer to Purchase of Bausch & Lomb's willingness to pay significantly in excess of its current $34 per share offer for Wesley Jessen.

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  . the significant anticipated benefits to Wesley Jessen's shareholders from the completion of Wesley Jessen's previously announced strategic merger with Ocular Sciences which Bausch & Lomb's offer threatens to disrupt. In particular, among other things, the Ocular merger would create the second largest soft contact lens company in the world with the broadest product line in the industry. The combined company would have (i) significant operational synergies, (ii) the opportunity to leverage Wesley Jessen's global direct sales force to expand Ocular Sciences' market penetration,
    (iii) access to all of the lens wearer market with excellent opportunities to cross sell color and clear lenses, (iv) expected 2001 earnings per share accretion of approximately $0.35-$0.38, leading to earnings per share growth in excess of 30% in that year, and (v) a projected stock price for Wesley Jessen shares in excess of $34 per share based upon the projected combined earnings and historical average price/earnings multiples.

  . the historical price of Wesley Jessen's common stock which has been as high as $40 per share as recently as January 7, 2000 and the Board's belief that, while the stock markets have been highly volatile, there have been no material adverse changes in the business, financial condition, results of operations and future prospects of Wesley Jessen and that the Bausch & Lomb offer is opportunistically timed to exploit Wesley Jessen's recent stock price in relation to recent historical trading patterns. Moreover, many analysts had stand-alone price targets ranging from $40 to $45 per share or more even before the Ocular Sciences strategic merger was announced.

  . the Bausch & Lomb offer fails to take into account the critical value of Wesley Jessen in the contact lens industry and the value of removing a growing, aggressive competitor that would, with the completion of the pending strategic merger with Ocular Sciences, become the second largest soft contact lens company with the broadest product line in the industry.

   Nevertheless, the Board has concluded that there is a reasonable likelihood that the Bausch & Lomb proposal could result in a Superior Proposal (as defined in the merger agreement with Ocular Sciences) and, therefore, has instructed the management of Wesley Jessen and its advisors to undertake a process whereby they would commence discussions with Bausch & Lomb with the objective of eliciting Bausch & Lomb's best proposal. Any acquisition proposal from Bausch & Lomb will be evaluated in comparison to the significant shareholder value that the Board believes can be achieved in a strategic business combination with Ocular Sciences.

   Additional information with respect to the Board's decision to recommend that shareholders reject Bausch & Lomb's offer and the matters considered by the Board in reaching such decision is contained in the attached Schedule 14D-
9. We urge you to read it carefully and in its entirety.

   In closing, Wesley Jessen has a proven track record of revenue and earnings growth as well as a history of creating shareholder value. Your management and I plan to continue such efforts on your behalf and we greatly appreciate your continued support and encouragement.

                                          Sincerely,

                                          Kevin J. Ryan
                                          Chairman of the Board and
                                          Chief Executive Officer

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